Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

On December 19, 2002, VERITAS Software Corporation and Precise Software Solutions Ltd. made the following presentation to investors and analysts:

VERITAS®

Gary Bloom
Chairman, CEO & President
VERITAS Software

Shimon Alon
CEO, Precise Software

Safe Harbor Statement

The matters we will be discussing today, other than the historical information, consist of forward-looking statements that involve risks and uncertainties. For example, statements regarding our anticipated financial results and our business in future periods are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially. These risks and uncertainties include the timely development and market acceptance of our products and our ability to manage our growth. For a discussion of these and additional risks and uncertainties, you should refer to our most recent report on Forms 10-K and 10-Q that have been filed with the SEC, particularly the section titled "Factors That May Affect Future Results." We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

VERITAS Acquires Precise Software

- Market Leader In Application Performance Mgmt.
- Headquartered In Westwood, MA
- Approximately 450 Employees
- 20 Consecutive Quarters Of Growth
- Approximately 6,000 Customers Worldwide

Precise Transaction Details

- $537M Transaction Value
  - $400M Net Of Cash
  - $16.50 per Precise Share
  - Payable In Cash & Stock, At Shareholder Option
- Subject To US Regulatory & Israeli OCS Approval
- Expected Closing : 90-120 Days
- Accretive To Earnings Within 12 Months
  - Neutral Upon Close

VERITAS Acquires Jareva

- Technology Leader In Server Automation
- Headquartered In Sunnyvale, CA
- 34 employees
- Cash Transaction Valued At $66M
- Small Number Of Quality Customers

VERITAS Software

The Leader In Storage Software


Application
ORACLE
Microsoft
SAP
IBM
SIEBEL
bea
Server
AIX L
Storage
HEWLETT PACKARD
IBM
HITACHI
EMC
VERITAS
VERITAS
VERITAS
Availability
Performance
Utilization &
Automation

What The CIO Sees

- Increasing Pressure On Service Levels…
  - Deployment Of Web Based Applications
  - Complex Environment
- Decreasing IT Budgets Require…
  - More Efficient Use Of Storage Hardware
  - More Efficient Use Of Server Hardware
  - More Productive IT Staff

VERITAS Software

The Leader In Application Availability


Application
SAP
IBM
SIEBEL
bea
ORACLE
Microsoft
Server
AIX L
hp
Storage
hp HEWLETT PACKARD
IBM HITACHI
EMC
VERITAS
VERITAS
VERITAS
VERITAS
VERITAS
Availability
Performance
Utilization &
Automation

VERITAS Software

Acquires Leader In Application Performance Management

	Availability	Performance	Utilization & Automation
Application	VERITAS	Precise	
Server	VERITAS	Precise	
Storage	VERITAS	VERITAS	VERITAS

Precise Software

Application Performance From URL To SQL



Microsoft
Apache Software
SAP
SIEBEL
bea
ORACLE
IBM
Microsoft
HEWLETT PACKARD
EMC
HITACHI
DATA SYSTEMS
Users
Web Servers
Applications
Databases
Storage`

VERITAS Software

Acquires Leader In Server Automation


Application
PeopleSoft
SAP
IBM
Exchange
SIEBEL
bea
ORACLE
Microsoft
Server
AIX L
Storage
HEWLETT PACKARD
IBM
HITACHI
EMC
VERITAS
Precise
VERITAS
Precise
JAREVA
VERITAS
VERITAS
VERITAS
Availability
Performance
Utilization &
Automation

Complements VERITAS Software

Lower Costs With Better Storage Utilization & Automation


SIEBEL
SAP
PeopleSoft.
ORACLE
Microsoft Exchange 2000 Enterprise Server
AIX L
JAREVA
VERITAS
HEWLETT PACKARD
Sun
EMC
HITACHI DATA SYSTEMS
IBM

VERITAS, Precise And Jareva

Maximizing Return On Applications Investment



Higher Service Levels
Lower Costs
= Better ROI
Application
Server
Storage
VERITAS
Precise
JAREVA
Availability
Performance
Utilization & Automation

Veritas, Precise & Jareva

Example : Employee Review Time


User Transaction
Web Server
Microsoft
Apache Software
Application
PeopleSoft
SAP
bea
SIEBEL
Database
IBM
ORACLE
Microsoft
Server
Sun
IBM
HEWLETT PACKARD
Storage
HEWLETT PACKARD
EMC
HITACHI
DATA SYSTEMS

- **Problem Detection**
  - Precise Finds Response Time For Peoplesoft eHR is Degrading
- **Problem Identification**
  - Precise Determines That The Application Server Is Out Of Capacity
- **Suggested Solution**
  - Precise Recommends Additional Instances Of eHR Be Brought Online
- **Automated Correction**
  - Veritas Cluster Server, Through Jareva, Provisions Servers And Brings eHR Up

Shimon Alon
CEO, Precise Software

Veritas Software

Extending Market Reach

- Leadership In Current Market Segments
  - Storage Software
  - Clustering & Availability
  - Data Protection
- Best Application Service Levels, Lowest Cost
  - Any Storage Hardware, Server Or Application
- Distribution Scale
  - Direct Relationship With Global 2000
  - Leverage Loyal Distribution Channel

QUESTIONS & ANSWERS

VERITAS®